

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2021

Eliot Bencuya
Chief Executive Officer
1st stREIT Office Inc.
11601 Wilshire Boulevard
Suite 16090
Los Angeles, CA 90025

> **Re:** **1st stREIT Office Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed October 7, 2021**
> **File No. 024-11317**

Dear Mr. Bencuya:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-4079 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction